March 20, 2013

VIA EDGAR AND OVERNIGHT COURIER

Peggy Kim

Special Counsel

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Lear Corporation
Preliminary Proxy Statement on Schedule 14A
Filed March 7, 2013 File No. 001-11311

Dear Ms. Kim,

On behalf of Lear Corporation, a Delaware corporation (the “Company”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated March 15, 2013, related to the above-referenced Preliminary Proxy Statement on Schedule 14A of the Company filed with the Commission on March 7, 2013 (as amended, the “Preliminary Proxy Statement”). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Concurrent with the filing of this letter, the Company is filing an amendment to the Preliminary Proxy Statement with the Commission through its EDGAR system.

Preliminary Proxy Statement

General

1.	Please revise to disclose on the first page of the proxy statement the date on which the proxy statement and form of proxy are intended to be sent or given to security holders. Refer to Item 1(b) of Schedule 14A.

Securities and Exchange Commission

March 20, 2013

Response: The Company has revised the first page of the Preliminary Proxy Statement to indicate the date on which the proxy statement and form of proxy are intended to be sent or given to security holders.

Summary of the Annual Meeting, page 1

How do I vote if my bank or broker holders my shares in “street name,” page 5

2.	We note that the company has received notice that the election may be contested and that the Marcato-Oskie Group has filed materials to contest the election. It is our understanding that in a contested election a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting. Please revise your disclosure accordingly or tell us why this is not necessary.

Response: The Company has revised the disclosure on page 5 of the Preliminary Proxy Statement to clarify that brokers will not have discretionary authority to vote on any proposals to be voted on at the Company’s annual meeting.

Who pays for the Company’s solicitation of proxies, page 5

3.	We note your disclosure that proxies may be solicited by electronic or regular mail, by telephone or personally. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Response: The Company confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A.

4.	Please fill in the amount that has been incurred to date as this amount is known.

Response: The Company has revised page 6 of the Preliminary Proxy Statement to provide the applicable amount of expenses incurred to date in the solicitation of proxies.

Election of Directors, page 7

Board Position, page 7

5.	We note the registrant reserves the right to vote for unidentified substitute nominees. Please confirm for us that should the registrant nominate substitute nominees before the meeting, the registrant will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Securities and Exchange Commission

March 20, 2013

Response: The Company confirms its understanding that should the Company nominate substitute nominees before the annual meeting, the Company will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Election of Directors, page 7

Board Position, page 7

6.	We note your disclosure that your eight director nominees have “overseen [your] success in delivering superior results and creating significant value for the Company and its stockholders.” Please revise to balance this statement by addressing the fact that some of your director nominees, including Conrad L. Mallet, Jr., Matthew J. Simoncini and Henry D.G. Wallace, were directors during the time the company filed petitions for relief under Chapter 11 with the bankruptcy court.

Response: The Company has revised page 7 of the Preliminary Proxy Statement to address the fact that Messrs. Mallett and Wallace served as directors of the Company, and Mr. Simoncini served as the Senior Vice President and Chief Financial Officer of the Company, at the time that the Company filed for reorganization under chapter 11 of the United States Bankruptcy Code.

Background to the Contested Solicitation, page 7

7.	Please revise to describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

Response: The Company has revised the disclosure on page 8 of the Preliminary Proxy Statement to describe how the Board and management responded to contacts made by the participants, including the material details of such discussions or correspondence.

Proxy Card

8.	Please revise to clearly mark the proxy card as preliminary pursuant to Rule 14a-6(e)(1).

Response: The Company has revised the proxy card to be marked clearly as preliminary.

9.	Please revise the description of proposal 4 to clarify that the proposal is to repeal the provisions of the bylaws adopted by the board without approval of the stockholders subsequent to November 9, 2009 and prior to the approval of the resolution. Refer to Rule 14a-4(a)(3).

Response: The Company has revised the description of proposal 4 in the form of proxy card to clarify that the proposal is to repeal the provisions of the Bylaws adopted by the Board without approval of the stockholders subsequent to November 9, 2009 and prior to the approval of the resolution.

Securities and Exchange Commission

March 20, 2013

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (312) 558-5723 or Erin G. Stone at (312) 558-7244 with any questions.

Very truly yours,

/s/ Bruce A. Toth
Bruce A. Toth Winston & Strawn LLP

cc:	Terrence B. Larkin
Daniel A. Neff
Stephanie J. Seligman
Erin G. Stone

LEAR CORPORATION

March 20, 2013

In connection with responding to comments from the Securities and Exchange Commission (the “Commission”) in the letter dated March 15, 2013, Lear Corporation, a Delaware corporation (the “Company”), acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LEAR CORPORATION

By:	/s/ Jeffrey H. Vanneste
Name:	Jeffrey H. Vanneste
Title:	Senior Vice President and Chief Financial Officer